BASELINE OIL & GAS CORP.
                                20022 Creek Farm
                            San Antonio, Texas 78259

                                                                  August 1, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20649

      RE:   Baseline Oil & Gas Corp. (the "Company");
            Commission's Comment Letter (the "Comment Letter"), dated July 11, 2006, re (i) Form SB-2 of the Company (the "SB-2") File No. 333-134978, (ii) Form 10-KSB for year ended December 31, 2005 (the "10-KSB"), File No. 333-116890 and (iii) Form 10-QSB for the quarterly period ended March 31, 2006, File No. 0-51888 (the "10-QSB")

Dear Mr. Schwall:

      This is in response to the referenced Comment Letter. We are filing herewith (i) an amended Registration Statement on Form SB-2/A (the "Amended SB-2"), (ii) an amended Report on From 10-KSB/A (the "Amended 10-KSB") and (iii) an amended report on Form 10-QSB (the "Amended 10-QSB"), which we believe addresses the points raised in your Comment Letter.

      For your convenience, I have numbered the Company's responses below in accordance with the comments received in your Comment Letter.

      1. We have revised the footnote to the fee table to clarify that some of the shares of common stock being registered for resale are outstanding and that some are issuable upon the conversion of convertible notes and the exercise of options or purchase warrants.

      2. We have revised the accounting and disclosures in the Amended SB-2 to comply with applicable comments to our periodic reports.

      3. We have expanded the table of Selling Security Holders to include the natural persons with voting or dispositive power.


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      4.    Based on questionnaires that the Company received from all selling security holders, we have amended the SB-2 to indicate that only two such selling security holders are registered broker-dealers and that such selling security holders are underwriters (please see footnotes A and C to selling security holder table). In addition, 6 selling security holders indicated that they are affiliates of broker dealers (as indicated by footnote B to selling security holders table). Of these 6 holders, all 6 indicated that they acquired the shares in the ordinary course and had no arrangements to distribute the securities (as indicated by footnote E) and that they are not underwriters (as indicated by footnote D).

      5.    We have reviewed CFTI A.65 and no further disclosure has been made.

      6.    We have amended our 10-KSB to remove all financial statements of the
            (Rex) businesses we proposed to acquire, as well as the related pro forma financial statements and any pro form disclosures. We have also expanded our disclosure in the Amended SB-2 to include the reason the transaction was terminated.

      7. Please see Item 8A of our Amended 10-KSB in response to this comment.

      8.    Please see Note 2 to our Amended 10-KSB in response to this comment.

      9. We have updated the labeling of our Statements of Changes in Stockholders' Equity in accordance with your comment.

      10. We have accounted for the beneficial conversion feature on the convertible notes issued in November 2005 pursuant to the provisions of EITF Issue No. 00-27 - Application of Issue No. 98-5 to Certain Convertible instruments ("EITF 00-27"). More specifically, we have followed the guidance in paragraph 19 of EITF 00-27 which states:

            "19. The Task Force reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred stock) to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs."

            Since the convertible notes issued in November 2005 have a stated redemption date of eighteen (18) months from the date of issuance, we believe that we have properly accounted for the discount related beneficial conversion feature.

      11. Please see Note 4 to our amended Form 10-KSB in response to this comment.

      12.   Please see Item 3 to our Amended 10-QSB in response to this comment.


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      13.   At the time the 12,069,250 shares were issued to individuals designated by Rex, there were no terms or conditions that existed that provided for the return of such shares to the Company. The ultimate return of these shares resulted from separate negotiations undertaken at the time the transaction was terminated in June. Accordingly, we believe that such shares were properly accounted for in the March 31, 2006 financial statements and we have made no revisions to our disclosure.

      14. The penalty provisions of the registration rights agreement entered into in conjunction with the issuance of the 8,181,818 shares in February 2006 provide the Company the option of settling the penalty by delivering either (a) cash or (b) an additional amount of shares of the Company's common stock, in either case having a value of $90,000 as of April 3, 2006; and additional cash or shares equal to $90,000 every thirtieth day thereafter until the registration statement is declared effective. Since the Company has the option of settling the penalty in either cash or shares, the Company concluded that the penalty provisions of the registration rights agreement would not result in an indeterminate amount of shares being required to be issued. As a result the Company concluded that the classification of its other warrants and convertible securities as equity instruments would not be precluded. The warrants issued to the placement agents in February 2006 have registration penalty provisions identical to those contained in the registration rights agreement relating to the February 2006 share issuance. The Company concluded that the damages that would be due relative to these warrants would be uneconomic resulting in them qualifying for derivative accounting treatment. The Company has revised its disclosures in each of the Amended SB-2, Amended 10-KSB and Amended 10-QSB to clarify this item.

      15. The Company accounts for its investment in the New Albany joint venture pursuant to the provisions of AICPA Accounting Interpretation No. 2 to APB No. 18. As such, the Company includes in its financial statements its pro rata share of the assets, liabilities, revenues, and expenses of the venture. The Company has revised its accounting policies to include a discussion of this policy. The Company has also revised the caption descriptions in its financial statements to eliminate specific references to "Investment in joint venture" and include references consistent with the relevant financial statement asset, liability, revenue or expense account as applicable. Please see Note 1 to the Amended 10-KSB and the Amended SB-2.

      16. We have amended our Exhibit 31 Certifications in accordance with your comments.


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            As mentioned above, the Company is required to pay a penalty to investors for every 30-day period after June 2, 2006 that the SB-2 is not declared effective by the Commission. Accordingly, anything you and your staff can do to help expedite the Company's registration process would be greatly appreciated.

                                         Very truly yours,

                                         Baseline Oil & Gas Corp.


                                         By: /s/ Barrie Damson
                                             -----------------------------------
                                                 Barrie Damson, Chairman and CEO